FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 8, 2006
AMS HOMECARE INC. (File #000-50109)
(Registrant’s name)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

                1.  News Release dated February 08, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS Homecare Inc. (Registrant)

Date: February 8, 2006	By:	/s/“Harj Gill”
Harj Gill

Its:	CEO
(Title)

February 08, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Sir or Madam:

RE:
AMS HOMECARE INC. - (File #000-50109)
Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:
Harj Gill
CEO

Enclosures

 News Release -Dated February 08, 2006

cc:

1360 Cliveden Ave Delta, BC V3M 6K2 Canada

FOR IMMEDIATE RELEASE

AMS SIGNS LOI TO ACQUIRE ZIGBEE TECHNOLOGY COMPANY

VANCOUVER, British Columbia--Feb. 8, 2006--AMS Homecare (OTCBB:AHCKF), is pleased to announce that the company has signed a Letter of Intent to acquire all of the shares of Golden Wireless, Inc. located in Bellingham, Washington.

Golden Wireless is in the process of developing emerging asset management technology for the Healthcare industry. This technology also has capabilities that carry over to other commercial and residential applications, such as home health care equipment data monitoring and tracking and location of commercial assets. In a recent pilot program for British Petroleum, the company demonstrated the ability to track and account for refinery workers as a safety application. The system continuously tracked people and objects and archived this data in the event that a serious accident might occur. Research continues on using the system in the area of law enforcement for home detention monitoring and the protection of victims of domestic violence.

Patrick Golden, the founder of Golden Wireless, has been involved with wireless communication technology for over 10 years. He will stay with the company to oversee the technical development and strategy for the future. The advantage of the Golden Wireless system is that it incorporates an emerging wireless technology called Zigbee. Zigbee’s advantages over traditional wireless protocols deal with power consumption, small footprint, portability, reduction of expensive receivers, quick installation, and the ability to communicate with other Zigbee networks that may be installed in the same area.

“We expect to finalize the due diligence process over the next few weeks and we are expecting a closing next month sometime. The opportunity to harness this new technology for applications in healthcare will enable the company to offer more products for the healthcare industry. With the closing of the acquisition and the subsequent development of the products we hope to enter into new markets in the future”, stated Mr. Harj Gill, CEO.

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com). With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare:
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:
Jeff Ball, Business Development
Ph: 403 698 3144
Fax: 403 264 9879
sales@macamgroup.com
www.macamgroup.com
www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.